NO ACT

PE
12-15-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010415

January 8, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-08-2010

Dean E. Tsipis
Managing Counsel – Corporate and Securities
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Re: Reynolds American Inc.
Incoming letter dated December 15, 2009

Dear Mr. Tsipis:

This is in response to your letter dated December 15, 2009 concerning the shareholder proposal submitted to RAI by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reynolds American Inc.
Incoming letter dated December 15, 2009

The proposal relates to simple majority voting.

There appears to be some basis for your view that RAI may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of RAI's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if RAI omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

December 15, 2009

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal Submitted by John Chevedden on Behalf of Emil Rossi; Securities Exchange Act of 1934 – Rule 14a-8*

Ladies and Gentlemen:

Reynolds American Inc. ("RAI" or the "Company") intends to omit from its proxy statement and form of proxy for its 2010 annual meeting of shareholders (the "Proxy Materials") the proposal and supporting statements (the "Proposal") submitted to the Company by John Chevedden on behalf of Emil Rossi (the "Proponent").

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are five additional copies of this letter. The Company has filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its definitive Proxy Materials with the Commission and has concurrently sent copies of this letter (including all attachments thereto) via email and overnight courier to Mr. Chevedden (as requested by the Proponent) and via U.S. Mail to the Proponent.

Pursuant to Rule 14a-8(k) under the Exchange Act, a shareholder proponent is required to send copies of any correspondence that he or she elects to submit to the Commission to the company to which the proponent submitted the proposal. As such, this letter serves to inform the Proponent and his designated proxy, Mr. Chevedden, that if either of them elects to submit any correspondence relating to the Proposal to the Commission, a copy of such correspondence should be concurrently furnished to the undersigned.

The Company respectfully requests that the Staff of the Commission's Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. The basis for this request is set forth below.

Proposal

On November 4, 2009, the Company's investor relations department received an email from Mr. Chevedden submitting the Proposal on behalf of the Proponent. Copies of the Proposal and Mr. Chevedden's transmittal email are attached hereto as Exhibit A-1 and Exhibit A-2, respectively.

Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in its view that the Proposal is excludable from the Proxy Materials for the following reason:

- The Proponent (and his proxy, Mr. Chevedden) has failed to timely provide the Company with a written statement from the "record" holder of the securities verifying that, at the time the Proposal was submitted, the Proponent continuously held the requisite amount of the Company's securities for at least one year in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act.

Analysis

The Proponent (and his proxy, Mr. Chevedden) has failed to timely provide the Company with a written statement from the "record" holder of the securities verifying that, at the time the Proposal was submitted, the Proponent continuously held the requisite amount of the Company's securities for at least one year in accordance with the provisions of Rules 14a-8(b) and 14a-8(f) under the Exchange Act.

To be eligible to submit a shareholder proposal under Exchange Act Rule 14a-8, the shareholder must comply with certain ownership requirements set forth in Exchange Act Rule 14a-8(b). Rule 14a-8(b)(1) requires that the shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date that the proposal is submitted to the company, and the shareholder must continue to hold those securities through the date of the meeting.

The Proposal received by the Company on November 4, 2009, did not include any evidence of ownership of the Company's securities as required by Rule 14a-8(b). On November 13, 2009, the Company sent Mr. Chevedden and the Proponent a letter informing them of the procedural deficiencies with the Proposal (the "Deficiency Notice"). This Deficiency Notice was sent to Mr. Chevedden (as requested by the Proponent) via email to the email address provided by the Proponent in the cover letter submitting his Proposal as well as via UPS Next Day Air, which was delivered to Mr. Chevedden on November 16, 2009, within the 14-calendar day period prescribed by Rule 14a-8(f). Copies of the Deficiency Notice, transmittal email and the UPS confirmation of delivery are attached hereto as Exhibit B-1, Exhibit B-2 and Exhibit B-3, respectively. In addition, a copy of the Deficiency Notice was sent to the Proponent via U.S. Mail to the post office box address in the heading of the Proponent's cover letter regarding the Proposal.

As set forth in the Deficiency Notice, the Company stock records did not indicate that the Proponent was a registered holder of the Company's common stock. As such, Mr. Chevedden was asked to provide sufficient proof that the Proponent had met the ownership requirements of Rule 14a-8(b). The Deficiency Notice explained the ways that the Proponent could provide this proof, which included providing a written statement from the "record" holder of his shares of RAI common stock verifying that, as of the date the Proposal was submitted, the Proponent continuously held the required number of RAI shares for at least one year. In light of the general wording in the Proponent's cover letter regarding the Proposal stating his intention "to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," Mr. Chevedden also was advised in the Deficiency Notice that the requisite ownership documentation must be accompanied by a written statement by the Proponent affirmatively stating that he intends to hold his RAI shares through the date of the Company's 2010 annual meeting of shareholders. In addition, Mr. Chevedden was advised that the documentation and written statement must be postmarked, or transmitted electronically, no later than 14 calendar days from the date he, the Proponent's designated proxy, received the Deficiency Notice. Finally, the Deficiency Notice also stated that if the Proponent failed to remedy the deficiencies by providing the requested proof within the 14-day period, the Company may properly exclude the Proposal from its Proxy Materials. To further assist the Proponent and Mr. Chevedden in remedying the procedural deficiencies contained in the Proposal, the Company included a copy of Rule 14a-8 with the Deficiency Notice and drafted the Deficiency Notice to comply with the Staff's published guidance with respect to such shareholder communications. See Staff Legal Bulletin ("SLB") No. 14, Section G (July 13, 2001) and SLB No. 14B, Section C (Sept. 15, 2004).

On November 25, 2009, Mr. Chevedden sent the Company an email, attached to which was a copy of a broker's letter from Derek Fox of Charles Schwab to the Proponent confirming the Proponent's ownership of three stocks in his Schwab brokerage account (the "Broker's Letter"). Copies of Mr. Chevedden's email and the Broker's Letter are attached hereto as Exhibit C-1 and Exhibit C-2, respectively. The Broker's Letter stated that the Proponent had purchased "1000 shares of Reynolds American Inc (RAI) on **January 23, 2009** and have owned in [sic] uninterrupted to November 24, 2009" (emphasis added). Based on such information, on November 30, 2009, the Company sent Mr. Chevedden a second letter (the "Second Letter") indicating that, based on the information set forth in the Broker's Letter, the Proponent had not held his shares of RAI common stock for the requisite one year period prior to the date his Proposal was submitted and therefore had not satisfied all of the ownership requirements of Rule 14a-8(b). The Second Letter reiterated the deficiencies set forth in the Deficiency Notice and the timeframe for providing proof that all of the ownership requirements of Rule 14a-8(b) had been met (copies of the Deficiency Notice and Rule 14a-8 were included with the Second Letter). This letter also was sent to Mr. Chevedden via email as well as via UPS Next Day Air, which was delivered to Mr. Chevedden on December 1, 2009. Copies of the Second Letter, transmittal email and UPS confirmation of delivery are attached hereto as Exhibit D-1, Exhibit D-2 and Exhibit D-3, respectively. In addition, a copy of the Second Letter was sent to the Proponent via U.S. Mail to the same post office box address identified in his Proposal cover letter.

Based on the information in the Broker's Letter provided by Mr. Chevedden on behalf of the Proponent, the Proponent had not held the requisite amount of RAI common stock for at least one year prior to the date he submitted his Proposal and, to date, neither Mr. Chevedden nor the Proponent has provided any evidence indicating otherwise. Under Exchange Act Rule 14a-8(f)(1), an issuer may exclude a proposal due to the proponent's failure to comply with the eligibility or procedural requirements set forth in Rule 14a-8(b) if (i) the issuer notifies the proponent of the problem within 14 calendar days of receiving the proposal, and (ii) the proponent fails to remedy the problem within 14 calendar days from the date that the proponent received the notification. The Proponent's 14-day period to remedy the deficiencies identified in the timely delivered Deficiency Notice has elapsed. The Staff has consistently taken a no-action position concerning a company's decision to omit a shareholder proposal based on the proponent's failure to provide timely evidence of the requisite ownership of company stock for at least one year as of the date the proposal was submitted, which is required by Rule 14a-8(b). See, e.g., Vail Resorts, Inc. (Aug. 21, 2009) (failure to provide documentary support sufficiently evidencing that the proponent satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); Northstar Neuroscience, Inc. (Mar. 24, 2009) (same); Wendy's/Arby's Group, Inc. (Mar. 19, 2009) (same); Qwest Communications International Inc. (Feb. 29, 2008) (same); CBS Corporation (Jan. 28, 2008) (same).

The Proponent (and his proxy, Mr. Chevedden) has failed to provide proof that the Proponent has met all of the ownership requirements of Rule 14a-8(b), in particular that he owned the requisite amount of RAI common stock for at least one year as of the date his Proposal was submitted, after notice of such deficiency was provided to the Proponent (and his proxy, Mr. Chevedden) by the Company via a timely delivered Deficiency Notice prepared in accordance with Rule 14a-8(f)(1) and the guidance contained in SLB No. 14 and SLB No. 14B. The Proponent has thus violated Rule 14a-8(b).

Conclusion

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from the Proxy Materials in reliance on Exchange Act Rules 14a-8(b) and 14a-8(f)(1). We would appreciate a response from the Staff with respect to this request as soon as practicable, but in all events before February 1, 2010, so that the Company can meet its printing and mailing schedule for its 2010 annual meeting of shareholders. In addition, the Company agrees to promptly forward to each of Mr. Chevedden and the Proponent a copy of any response from the Staff to this no-action request that the Staff transmits by facsimile or email to the Company only.

If you have any questions or require additional information concerning this matter, please contact the undersigned at (336) 741-3655; via fax to (336) 728-4311; or via email to tsipisc@rjrt.com.

Please acknowledge receipt of this letter by date stamping and returning the enclosed receipt copy of this letter in the self addressed, stamped envelope. Thank you for your consideration of this matter.

Very truly yours,

REYNOLDS AMERICAN INC.

By: 
Dean E. Tsipis
Managing Counsel – Corporate and Securities

Attachments

cc (w/att): **Via Email and Overnight Courier**:
John Chevedden

FISMA & OMB Memorandum M-07-16

Via U.S. Mail:
Emil Rossi

FISMA & OMB Memorandum M-07-16

McDara P. Folan, III, Esq.

Exhibit A-1

Shareholder Proposal

Emil Rossi

FISMA & OMB Memorandum M-07-16



RECEIVED
NOV - 4 2009
MPF

Ms. Susan M. Ivey
Chairman of the Board
Reynolds American Inc. (RAI)
401 N Main St
Winston-Salem NC 27101

Dear Ms. Ivey,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Emil Rossi 10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc:
McDara P. Folan, III
Corporate Secretary
PH: 336 741-2000
raiinvestorrelations@reynoldsamerican.com

[RAI: Rule 14a-8 Proposal, November 4, 2009]]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include the percentage vote required to amend article seventh (Bylaw amendment); article eighth (Directors) paragraph 8 (removal), 9 (liability); article tenth (Written Consent); and article eleventh (Special Meeting) of our charter and the vote required to amend the bylaws.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "Very High Concern" in Takeover Defenses and "Very High Concern" in executive pay.

Our company's stock ownership guideline for our CEO is only three times base salary compared to a recommended 10X. Our company had stringent takeover defenses which elevated our governance risk. Our company has 3-year terms for directors in combination with other provisions that made it difficult for a transition to a more shareholder-friendly one-year term for directors.

Our poison pill had the power to dilute the holdings of lucrative bidder for our stock. The combined effect of these mechanisms reduced board accountability to shareholders. There was a dominant shareholder and excessive influence over our company from a single party may thus occur. British American Tobacco p.l.c. and Brown & Williamson Holdings, Inc. combined to own approximately 42% of our company's total outstanding shares. Source: The Corporate Library.

We also had no shareholder right to call a special shareholder meeting, cumulative voting or act by written consent. Our directors needed only one-vote from our 290 million shares to be elected. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Emil Rossi, ***FISMA & OMB Memorandum M-07-16*** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit A-2

Shareholder Proposal Transmittal Email

Tsipis, Constantine (Dean) E

From: Darnall, Stacy L. on behalf of RAI Investor Relations
Sent: Thursday, November 05, 2009 8:13 AM
To: Tsipis, Constantine (Dean) E
Subject: FW: Rule 14a-8 Proposal (RAI)

Attachments: CCE00017.pdf



CCE00017.pdf (667 KB)

Stacy L. Darnall
Lead Financial Analyst - Investor Relations Reynolds American Inc.
Phone: (336) 741-5167
E-mail: darnals@rjrt.com

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 04, 2009 6:12 PM
To: McDara P. Folan
Cc: RAI Investor Relations
Subject: Rule 14a-8 Proposal (RAI)

Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Emil Rossi

Exhibit B-1

Deficiency Notice

ReynoldsAmerican

Dean E. Tsipis
Managing Counsel –
Corporate and Securities

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

336-741-3655
336-728-4311 FAX
tsipisc@rjrt.com

November 13, 2009

VIA EMAIL AND OVERNIGHT COURIER

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Emil Rossi Rule 14a-8 Proposal

Dear Mr. Chevedden:

I am writing on behalf of Reynolds American Inc. ("RAI" or the "Company") to acknowledge that on November 4, 2009, the Company received your email transmitting a Rule 14a-8 proposal on behalf of Mr. Emil Rossi (Mr. Rossi's letter to Ms. Ivey being dated 10/5/09). In such letter, Mr. Rossi requested that all future communications regarding the proposal be directed to you.

In order to properly consider Mr. Rossi's submission, and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain deficiencies in his submission, as more fully described below. For your convenience I have included a copy of Rule 14a-8 with this letter.

In order to be eligible to submit a proposal for consideration at our annual meeting of shareholders, Rule 14a-8(b) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. In addition, the shareholder must continue to hold those securities through the date of the meeting.

While Mr. Rossi's cover letter makes the general statement that he intends "to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," the Company's stock records do not indicate that he is a registered holder of RAI shares and to date we have not received any proof that Mr. Rossi has satisfied Rule 14a-8(b)'s ownership requirements as of the date the proposal was submitted to the Company.

In order to remedy these deficiencies, Mr. Rossi must provide sufficient proof that he has met the ownership requirements of Rule 14a-8(b). This proof may be in the form of either:

- a written statement from the "record" holder of his shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, Mr. Rossi continuously held the required number of RAI shares for at least a year; or

- if Mr. Rossi has filed with the Securities Exchange Commission a Schedule 13D, 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the RAI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level, and a written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In either case, the documentation must be accompanied by a written statement by Mr. Rossi affirmatively stating that he intends to hold his RAI shares through the date of our 2010 annual meeting of shareholders. This documentation and written statement must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you, as his proxy, receive this letter.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). If Mr. Rossi does not remedy the deficiencies noted above by providing us with the requested proof within 14 calendar days of your receipt of this letter, we may properly exclude the proposal from our 2010 proxy materials.

In asking Mr. Rossi to provide the foregoing information, the Company does not relinquish its right to later object to including the proposal in the Company's proxy materials on related or different grounds pursuant to applicable SEC rules.

Please confirm your receipt of this email by reply message to me at tsipisc@rjrt.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (336) 741-3655. Written responses should be addressed to me at the address, fax number or email address provided above.

Sincerely yours,



Dean E. Tsipis

Enclosure

cc: McDara P. Folan, III, Esq. (w/ enclosure)
Mr. Emil Rossi (w/ enclosure) – VIA U.S. MAIL

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Exhibit B-2

Deficiency Notice Transmittal Email

Tsipis, Constantine (Dean) E

From: Tsipis, Constantine (Dean) E
Sent: Friday, November 13, 2009 2:28 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Folan, McDara (Dara) III
Subject: Response to Emil Rossi Rule 14a-8 Proposal

Attachments: Response to Rossi-Chevedden Proposal 11-13-09.pdf

Mr. Chevedden,

Attached please find a response from Reynolds American Inc. to your email transmitting a Rule 14a-8 proposal on behalf of Emil Rossi.
Since Mr. Rossi has requested that all communications regarding the proposal be directed to you at this email address, please confirm your receipt of this email and the attached letter by reply message to tsipisc@rjrt.com.
A copy of the attached letter is also being sent to you via overnight courier and to Mr. Rossi via U.S. Mail.

Sincerely,

Dean E. Tsipis



Response to
:ossi-Chevedden Pr..

Dean E. Tsipis
Managing Counsel - Corporate and Securities
ReynoldsAmerican
401 N. Main Street
Winston-Salem, NC 27101
(336) 741-3655
(336) 306-3244 (cell)
(336) 728-4311 (fax)
tsipisc@rjrt.com

Exhibit C-1

Proponent's Response to Deficiency Notice Transmittal Email

Tsipis, Constantine (Dean) E

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 25, 2009 8:53 PM
To: Tsipis, Constantine (Dean) E
Subject: Rule 14a-8 Broker Letter-(RAI)
Attachments: CCE00004.pdf

Mr. Tsipis,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

Exhibit C-2

Broker's Letter

charles SCHWAB

Post-it® Fax Note 7671	Date 11-25-09	# of pages ▶
To Dean Tsipis	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 336-728-4311	Fax #	

November 24, 2009

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rossi,

This letter is to confirm your ownership of three stocks in your Schwab brokerage account

FISMA & OMB Memorandum M-07-16 you purchased 1000 shares of Gannett Co. (GCI) on December 15, 2008 and have owned the stock uninterrupted to November 24, 2009. (please reference attached trade confirmation).

FISMA & OMB Memorandum M-07-16 you purchased 700 shares of Pinnacle West Capital Corporation (PNW) on April 30, 2008 and have owned it uninterrupted to November 24, 2009. (Please reference attached trade confirmation).

FISMA & OMB Memorandum M-07-16 you purchased 1000 shares of Reynolds American Inc (RAI) on January 23, 2009 and have owned in uninterrupted to November 24, 2009. Please reference attached trade confirmation).

Sincerely,



Derek Fox
VP - Financial Consultant
2423 E Lincoln Dr
Phoenix, AZ 85016
(888) 298-0547

Exhibit D-1

Second Letter to Proponent's Designated Proxy

ReynoldsAmerican

Dean E. Tsipis
Managing Counsel –
Corporate and Securities

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

336-741-3655
336-728-4311 FAX
tsipisc@rjrt.com

November 30, 2009

VIA EMAIL AND OVERNIGHT COURIER

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Emil Rossi Rule 14a-8 Proposal

Dear Mr. Chevedden:

I am writing on behalf of Reynolds American Inc. ("RAI" or the "Company") to acknowledge that on November 25, 2009, the Company received your email transmitting a broker letter on behalf of Mr. Emil Rossi. As requested by Mr. Rossi in his submission of his Rule 14a-8 proposal, this communication regarding the proposal is being directed to you.

As you and Mr. Rossi were informed in our letter dated November 13, 2009 (the "Deficiency Letter"), in order to properly consider Mr. Rossi's submission, and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), certain deficiencies in his submission needed to be remedied. For your convenience I have included another copy of the Deficiency Letter and Rule 14a-8 with this letter.

As we indicated in the Deficiency Letter, in order to be eligible to submit a proposal for consideration at our annual meeting of shareholders, Rule 14a-8(b) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. In addition, the shareholder must continue to hold those securities through the date of the meeting.

In the Deficiency Letter, you and Mr. Rossi were informed that he had failed to provide proof that he met Rule 14a-8(b)'s ownership requirements and a detailed explanation of how such deficiencies could be remedied was provided. The broker letter you have submitted as evidence that Mr. Rossi has met the ownership requirements of Rule 14a-8(b) indicates that Mr. Rossi purchased "1000 shares of RAI stock on January 23, 2009 and have owned in uninterrupted to November 24, 2009." Based on such information, Mr. Rossi has not held his RAI stock for the requisite one-year holding period prior to the date his proposal was submitted and therefore he has not satisfied all of the ownership requirements of Rule 14a-8(b).

As you and Mr. Rossi were informed in the Deficiency Letter, Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). Based upon the ownership information you have provided to date, Mr. Rossi has not satisfied all of the ownership requirements of Rule 14a-8(b) and unless such proof is provided to us no later than 14 calendar days from the date of your receipt of the Deficiency Letter, we may properly exclude the proposal from our 2010 proxy materials.

As you were previously advised in the Deficiency Letter, in asking Mr. Rossi to provide evidence that he has met the Rule 14a-8 ownership requirements, the Company does not relinquish its right to later object to including the proposal in the Company's proxy materials on related or different grounds pursuant to applicable SEC rules.

Please confirm your receipt of this email by reply message to me at tsipisc@rjrt.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (336) 741-3655. Written responses should be addressed to me at the address, fax number or email address provided above.

Sincerely yours,



Dean E. Tsipis

Enclosure

cc: McDara P. Folan, III, Esq. (w/ enclosure)
Mr. Emil Rossi (w/ enclosure) – VIA U.S. MAIL

ReynoldsAmerican

COPY

Dean E. Tsipis
Managing Counsel –
Corporate and Securities

Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

336-741-3655
336-728-4311 FAX
tsipisc@rjrt.com

November 13, 2009

VIA EMAIL AND OVERNIGHT COURIER

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Emil Rossi Rule 14a-8 Proposal

Dear Mr. Chevedden:

I am writing on behalf of Reynolds American Inc. ("RAI" or the "Company") to acknowledge that on November 4, 2009, the Company received your email transmitting a Rule 14a-8 proposal on behalf of Mr. Emil Rossi (Mr. Rossi's letter to Ms. Ivey being dated 10/5/09). In such letter, Mr. Rossi requested that all future communications regarding the proposal be directed to you.

In order to properly consider Mr. Rossi's submission, and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain deficiencies in his submission, as more fully described below. For your convenience I have included a copy of Rule 14a-8 with this letter.

In order to be eligible to submit a proposal for consideration at our annual meeting of shareholders, Rule 14a-8(b) requires that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. In addition, the shareholder must continue to hold those securities through the date of the meeting.

While Mr. Rossi's cover letter makes the general statement that he intends "to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," the Company's stock records do not indicate that he is a registered holder of RAI shares and to date we have not received any proof that Mr. Rossi has satisfied Rule 14a-8(b)'s ownership requirements as of the date the proposal was submitted to the Company.

In order to remedy these deficiencies, Mr. Rossi must provide sufficient proof that he has met the ownership requirements of Rule 14a-8(b). This proof may be in the form of either:

- a written statement from the "record" holder of his shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, Mr. Rossi continuously held the required number of RAI shares for at least a year; or

- if Mr. Rossi has filed with the Securities Exchange Commission a Schedule 13D, 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the RAI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level, and a written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

In either case, the documentation must be accompanied by a written statement by Mr. Rossi affirmatively stating that he intends to hold his RAI shares through the date of our 2010 annual meeting of shareholders. This documentation and written statement must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you, as his proxy, receive this letter.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). If Mr. Rossi does not remedy the deficiencies noted above by providing us with the requested proof within 14 calendar days of your receipt of this letter, we may properly exclude the proposal from our 2010 proxy materials.

In asking Mr. Rossi to provide the foregoing information, the Company does not relinquish its right to later object to including the proposal in the Company's proxy materials on related or different grounds pursuant to applicable SEC rules.

Please confirm your receipt of this email by reply message to me at tsipisc@rjrt.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (336) 741-3655. Written responses should be addressed to me at the address, fax number or email address provided above.

Sincerely yours,



Dean E. Tsipis

Enclosure

cc: McDara P. Folan, III, Esq. (w/ enclosure)
Mr. Emil Rossi (w/ enclosure) – VIA U.S. MAIL

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Exhibit D-2

Second Letter Transmittal Email

Tsipis, Constantine (Dean) E

From: Tsipis, Constantine (Dean) E
Sent: Monday, November 30, 2009 4:58 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Folan, McDara (Dara) III
Subject: Emil Rossi Rule 14a-8 Proposal

Attachments: Response to Rossi-Chevedden Proposal 11-30-09.pdf

Mr. Chevedden,

Attached please find a response from Reynolds American Inc. to your email transmitting the broker letter for Emil Rossi. Since Mr. Rossi has requested that all communications regarding the proposal be directed to you at this email address, please confirm your receipt of this email and the attached letter by reply message to tsipisc@rjrt.com.
A copy of the attached letter is also being sent to you via overnight courier and to Mr. Rossi via U.S. Mail.

Sincerely,

Dean E. Tsipis



Response to
:ossi-Chevedden Pr..

Dean E. Tsipis
Managing Counsel - Corporate and Securities
Director - Office of Ethics and Compliance
ReynoldsAmerican
401 N. Main Street
Winston-Salem, NC 27101
(336) 741-3655
(336) 306-3244 (cell)
(336) 728-4311 (fax)
tsipisc@rjrt.com

FISMA & OMB Memorandum M-07-16